Exhibit 4

Execution Version

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 16, 2022 by and among NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), and EIG Nova Equity Aggregator, L.P., a Delaware limited partnership (the “Seller”).

WHEREAS, pursuant to that certain Eighth Amended and Restated Agreement of Limited Partnership of the Partnership, dated July 20, 2018 (the “Partnership Agreement”), the Partnership has designated a series of its preferred units as the “Series D Cumulative Convertible Preferred Units” (the “Units”);

WHEREAS, (1) the Partnership has previously issued and sold certain of the Units in a private placement, (2) Seller directly owns certain of the issued and outstanding Units, and (3) Seller desires to sell, and the Partnership desires to repurchase, free and clear of any and all Liens (as defined herein), 5,630,146 Units for an aggregate purchase price of $184,274,678.58 as set forth herein (the “Repurchase Transaction”); and

WHEREAS, after due consideration, the Board of Directors of NuStar GP, LLC, a Delaware limited liability company (the “Parent Company”), in its capacity as the general partner of Riverwalk Logistics, L.P., a Delaware limited partnership and the general partner of the Partnership (the “NuStar GP”), has approved the Repurchase Transaction and related matters that may be required or desirable in connection with the Repurchase Transaction.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE

Section 1.1.    Purchase and Sale. The Seller hereby agrees to sell, convey, assign, transfer and deliver to the Partnership (subject to receipt of the payment provided herein), and the Partnership hereby agrees to purchase from the Seller, an aggregate of 5,630,146 Units (the “Purchased Units”), free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than as set forth in the Partnership Agreement (collectively, “Liens”).

Section 1.2.    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely, via electronic exchange of documents, or to the extent such an exchange is not practicable, at the offices of Sidley Austin LLP, 1000 Louisiana Street, Suite 5900, Houston, Texas, on November 22, 2022 or at such other time or place as the Partnership and the Seller may mutually agree in writing (such date, the “Closing Date”). At the Closing, (a) the Seller shall deliver or cause to be delivered to the Partnership all of the Seller’s right, title and interest in and to the Purchased Units in accordance with the provisions hereof, together, in each case, with a duly executed stock power with respect to the Purchased Units and any other documentation reasonably requested by the Partnership or Computershare Investor Services, LLC, as the transfer agent of the Partnership, to transfer to the Partnership all of Seller’s right, title and interest in and to the Purchased Units and (b) the Partnership shall pay to the Seller the Purchase Price (as defined below) in accordance with the provisions hereof. Prior to the Closing, Seller shall deliver or cause to be delivered to the Partnership a correct and complete Internal Revenue Service Form W-9, or if applicable Seller shall confirm in writing to the Partnership that any such form which the Partnership has on file remains correct and complete.

Section 1.3.    Purchase Price. In consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Partnership of the Purchased Units, the Partnership hereby agrees to pay to the Seller at the Closing a price per Purchased Unit of $32.73, for an aggregate price of $184,274,678.58 (the “Purchase Price”), by wire transfer of immediately available funds to such account as Seller has specified in writing at least three business days in advance of the Closing Date. The Purchase Price shall be paid in full and without deduction for, or withholding of, any applicable taxes.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller hereby represents and warrants to the Partnership as follows:

Section 2.1.     Existence; Authority. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Seller has all requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. EIG Management Company, LLC, on behalf of funds, accounts, and companies managed or advised by it or its affiliates who are invested in the Seller, has received all requisite approvals of such funds, accounts and companies’ investment committees to authorize the Seller’s execution, delivery and performance of this Agreement.

Section 2.2.     Enforceability. This Agreement has been duly and validly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery by the Partnership, this Agreement will constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 2.3.     Ownership; Required Consents. Seller is and, immediately prior to the closing of the sale of the Purchased Units, will be the beneficial owner of the Purchased Units, free and clear of any and all Liens. Seller has full power and authority to transfer full legal and beneficial ownership of the Purchased Units to the Partnership, and Seller is not required to obtain the consent or approval of any person or governmental agency or organization to effect the sale of the Purchased Units, except where the failure to obtain such consent or approval would not impair in any material respect the ability of Seller to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby do not and will not constitute or result in a breach, violation or default under (x) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, to which Seller is a party, (y) Seller’s organizational documents, or (z) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority or similar body applicable to Seller, except in each case as would not adversely affect in any material respect the ability of Seller to consummate the transactions contemplated by this Agreement.

Section 2.4.     Good Title Conveyed. All Purchased Units sold by Seller hereunder are free and clear of any and all Liens and, at the Closing, title to such Purchased Units shall effectively vest in the Partnership.

Section 2.5.     Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Seller, threatened against Seller that could impair the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 2.6.    No Brokers. Seller is not, as of the date hereof, and Seller will not become, a party to any agreement, arrangement or understanding which could result in the Partnership having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

Section 2.7.     Other Acknowledgments.

(a)    Seller hereby represents and acknowledges that it is a sophisticated investor and that it has such knowledge and experience in financial and business matters and in making investment decisions regarding the sale of the Purchased Units and in making an informed investment decision. Seller represents and acknowledges that the Partnership may have material non-public information concerning the Partnership and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to Seller’s decision to sell the Purchased Units or otherwise materially adverse to the Seller’s interests. Seller acknowledges and agrees that the Partnership shall have no obligation to disclose to it any such information and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Partnership and its respective Affiliates, officers, directors, employees, agents and representatives based upon, relating to or otherwise arising out of nondisclosure of such information or the sale of the Purchased Units hereunder.

(b)    Seller further represents that it has adequate information concerning the business and financial condition of the Partnership to make an informed decision regarding the sale of the Purchased Units and has independently and without reliance upon the Partnership, made its own analysis and decision to sell the Purchased Units. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Purchased Units, Seller is not relying on the Partnership (or any agent or representative thereof). Seller has carefully considered and, to the extent it believes such discussion necessary, discussed with its own professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Purchased Units. Seller acknowledges that none of the Partnership or any of its respective directors, officers, subsidiaries or Affiliates has made or makes, and Seller is not relying on, any representations or warranties, whether express or implied, of any kind except as expressly set forth in Article III of this Agreement, and the Partnership hereby disclaims any other express or implied representations or warranties with respect to itself.

(c)    Seller represents that (i) it is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and (ii) the sale of the applicable Purchased Units by Seller (x) was privately negotiated in an independent transaction and (y) does not violate any rules or regulations applicable to Seller.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

The Partnership hereby represents and warrants to Seller as follows:

Section 3.1.     Existence; Authority. The Partnership is a Delaware limited partnership that is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary limited partnership action to authorize the execution, delivery and performance of this Agreement. The Parent Company has received all requisite approvals of its Board of Directors and any committees thereof to authorize the Partnership’s execution, delivery and performance of this Agreement.

Section 3.2.     Enforceability. This Agreement has been duly and validly executed and delivered by the Partnership, and, assuming due and valid authorization, execution and delivery by Seller, this Agreement will constitute a legal, valid and binding obligation of the Partnership, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3.     Required Consents. The Partnership is not required to obtain the consent or approval of any person or governmental agency or organization, which has not already been obtained, to effect the purchase of the Purchased Units, except where the failure to obtain such consent or approval would not impair in any material respect the ability of the Partnership to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated hereby do not and will not constitute or result in a breach, violation or default under (x) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, to which the Partnership is a party, (y) the Partnership’s organizational documents, or (z) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority or similar body applicable to the Partnership, except in each case as would not adversely affect in any material respect the ability of the Partnership to consummate the transactions contemplated by this Agreement.

Section 3.4.     Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Partnership, threatened against the Partnership that could impair its ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.5.     No Brokers. The Partnership is not, as of the date hereof, and will not become, a party to any agreement, arrangement or understanding which could result in Seller having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

Section 3.6.     No Other Representations. The Partnership acknowledges that none of Seller or any of its directors, officers, subsidiaries or Affiliates has made or makes, and the Partnership is not relying on, any representations or warranties, whether express or implied, of any kind except as expressly set forth in Article II of this Agreement, and Seller hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE IV.

COVENANTS

Section 4.1.     Press Release; Public Announcement. No party hereto nor any of its respective Affiliates shall issue any press release or make any public announcement relating to the transactions contemplated hereby (including, without limitation, any statement to any governmental or regulatory agency or accrediting body) without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld, unless required by applicable law or any rule of a recognized securities exchange, in which case the disclosing party shall, to the extent practicable, provide the other party reasonable time to comment on such press release or public announcement and shall, in good faith, take into consideration any such comments prior to the issuance of any such press release or public announcement; provided, that for the avoidance of doubt, nothing shall restrict a party from disclosing the transactions contemplated hereby to its investors or potential investors (whether such investors or potential investors, as applicable, are or would be direct or indirect investors) and its and their respective members, directors, officers, partners, employees, advisors, rating agencies, auditors, consultants, co-investors, potential co-investors, lenders, prospective lenders, other financing sources or representatives.

Section 4.2.     Tax Treatment of the Transaction. The parties intend that the Repurchase Transaction be treated for U.S. federal income tax purposes as a distribution by the Partnership to Seller pursuant to Section 731 of the Code and Treasury Regulations Section 1.731-1(a) (the “Intended Tax Treatment”). Each of the Partnership and the Seller shall, and shall cause its controlled Affiliates to, file all tax returns and other reports consistent with the Intended Tax Treatment, unless required by law to do otherwise.

ARTICLE V.

CONDITIONS PRECEDENT

Section 5.1.     Conditions of the Seller’s Obligations at Closing. The obligation of Seller to sell the Purchased Units is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Seller:

(a)    The representations and warranties of the Partnership contained in Article III shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b)    The Partnership shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Partnership on or before the Closing in all material respects.

(c)    No government, court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the sale of the Purchased Units by Seller illegal or otherwise prohibiting or preventing consummation of the sale of the Purchased Units by Seller.

Section 5.2.     Conditions of the Partnership’s Obligations at Closing. The obligation of the Partnership to purchase the Purchased Units is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by the Partnership:

(a)    The representations and warranties of Seller contained in Article II shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b)    Seller shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Seller on or before the Closing in all material respects.

(c)    No government, court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the purchase of the Purchased Units by the Partnership illegal or otherwise prohibiting or preventing consummation of the purchase of the Purchased Units by the Partnership.

ARTICLE VI.

MISCELLANEOUS

Section 6.1.     Survival. This Article VI and the agreements of Seller and the Partnership contained in Article I and Sections 2.7(a) and 2.7(b), and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the consummation of the transactions contemplated hereby shall survive the consummation of the transactions contemplated hereby. None of the other representations, warranties, covenants, and agreements in this Agreement shall survive the consummation of the transactions contemplated hereby. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement in connection with this Agreement or the transactions contemplated herein.

Section 6.2.     Consent to Repurchase Transaction. Seller hereby consents to the Repurchase Transaction for the purposes of Article XIX, Section 19.4(b)(vi) of the Partnership Agreement.

Section 6.3.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, telecopy, mail (registered or certified, postage prepaid, return receipt requested) or electronic mail to the respective parties hereto addressed as follows:

If to the Partnership:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, Texas 78257

Attention: Amy Perry, Executive Vice President – Strategic Development and General Counsel

Email: amy.perry@nustarenergy.com

with copy to:

Sidley Austin LLP

1000 Louisiana Street, Suite 5900

Houston, Texas 77002

Attention: George Vlahakos

Email: gvlahakos@sidley.com

If to Seller:

EIG Nova Equity Aggregator, L.P.

c/o EIG Management Company, LLC

333 Clay Street, Suite 3500

Houston, Texas 77002

Attn: Matthew Hartman

CC: Austin Pearson

Email: Matthew.Hartman@eigpartners.com

CC: Austin.Pearson@eigpartners.com

CC: notices@eigpartners.com

Telephone (M. Hartman): (713) 615-7412

Telephone (A. Pearson): (713) 615-7431

with a copy to:

Vinson & Elkins LLP

845 Texas Avenue

Suite 4700

Houston, Texas 77002

Attention: Alan Beck

Email: abeck@velaw.com

Section 6.4.     Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Partnership and Seller are referred to herein individually as a “party” and collectively as “parties.”

Section 6.5.     Remedies. The Partnership and Seller acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

Section 6.6.     No Waiver. Any of the terms of this Agreement and any condition to a party’s obligations hereunder may be waived only in writing by that party specifically stating that it waives a term or condition hereof. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement, unless expressly provided in writing. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 6.7.     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 6.8.     Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 6.9.     Entire Agreement; Amendments. This Agreement (including any Schedules and Exhibits hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 6.10.     Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.11.     Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 6.12.     Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

Section 6.13.     Release. Except in respect of any claim of a breach of this Agreement or in the case of fraud, effective as of the closing of the sale of Purchased Units (i) Seller hereby releases the Partnership, its general and limited partners, its unitholders, its Affiliates and successors, and all of the Partnership’s directors, officers, employees and agents, and agrees to hold them, and each of them, harmless from any and all claims or causes of action that Seller may now have or know about, or hereafter may learn about, arising out of or in any way connected with the transactions contemplated by this Agreement, and Seller agrees that it will not file any claim, charge, or lawsuit for the purpose of obtaining any monetary awards in connection with the transactions contemplated by this Agreement, and (ii) the Partnership does hereby release Seller, its general and limited partners, Affiliates and successors, and all of Seller’s directors, officers, managers, members, employees and agents, and agrees to hold them, and each of them, harmless from any and all claims or causes of action that the Partnership may now have or know about, or hereafter may learn about, arising out of or in any way connected with the transactions contemplated by this Agreement, and the Partnership agrees that it will not file any claim, charge, or lawsuit for the purpose of obtaining any monetary awards in connection with the transactions contemplated by this Agreement. The parties acknowledge that the foregoing release includes, but is not limited to, any claim arising under any federal, state, or local law, whether statutory or judicial, or ordinance, or any administrative regulation.

Section 6.14.     Expenses. All fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 6.15.     Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 6.16.     Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement.

Section 6.17.     Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

PARTNERSHIP:

NUSTAR ENERGY L.P.

By: Riverwalk Logistics, L.P., its General Partner

By: NuStar GP, LLC, its General Partner

By:	/s/ Chris C. Russell
Name: Chris C. Russell
Title: Vice President and Treasurer

[Signature Page to Purchase Agreement]

SELLER:

EIG NOVA EQUITY AGGREGATOR, L.P.

By: EIG Nova Equity GP, LLC, its general partner

By: EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name: Matthew Hartman
Title: Managing Director

By:	/s/ Nicholas Williams
Name: Nicholas Williams
Title: Vice President

[Signature Page to Purchase Agreement]